Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: CME Group Inc.

Commission File No.: 1-31553

Subject Company: GFI Group Inc.

Commission File No.: 1-34897

On July 30, 2014, the following communication was sent to CME Group Inc. employees:

To Our Colleagues,

Today we are pleased to announce a significant step forward in our European growth strategy through an agreement to acquire Trayport and FENICS from GFI Group.

Trayport is a leading provider of trading software in the European energy markets. It is used by brokers, exchanges and trading counterparties, and a significant amount of European natural gas, power and coal trading activity takes place using Trayport software. Right now, European energy markets are de-regulating and the regional demand for risk management in this sector is especially high. By acquiring this well-established business that already has a strong client base, we will expand our involvement in European energy markets at the same time we increase operational efficiencies and trading opportunities for market participants. Overall, Trayport gives us a number of opportunities to expand our global footprint, including facilitating and servicing Asian energy markets as they emerge.

FENICS provides best-in-class price discovery, analytics, risk management and OTC workflow connectivity services for global FX options markets. The acquisition of FENICS helps to extend our infrastructure investment in Europe and Asia following the launch of FX futures and options on CME Europe earlier this year. FENICS has an extensive sell-side client base, particularly in Europe and Asia, that will further complement our buy-side focused FX product distribution and round out CME Group’s participation in the broader FX ecosystem. As market users prepare for the pending OTC FX options clearing mandates in various regulatory jurisdictions, the connectivity of CME Group and FENICS will provide a conduit for OTC clients to access CME Group’s OTC clearing and exchange traded options.

Our announcement today explains that we intend to purchase these businesses, subject to regulatory and GFI shareholder approval, by first acquiring all of the outstanding shares of GFI and immediately selling GFI’s inter-dealer broker business to a private consortium made up of its current management, while maintaining Trayport and FENICS as wholly-owned subsidiaries. We expect the transaction to close in early 2015. Additional information is available in our press release.

The focus of and impetus for this deal is growth, not expense synergies. We always have maintained that we will pursue growth opportunities that deliver strategic value to our businesses and complement our competitive position. These acquisitions do both, and we would like to thank the groups across the company that identified this opportunity to bolster our European and global Energy and FX business strategies and helped us prepare for today’s announcement.

Sincerely,

Terry and Gill

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Forward-Looking Statements

This communication may contain forward-looking information regarding CME Group Inc. (“CME”) and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME, GFI Group Inc. (“GFI”), Jersey Partners Inc. (“JPI”) and their respective subsidiaries and affiliates (collectively the “Parties”), including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of the Parties’ management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing; including receipt of shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; the proposed transaction may not be consummated on the proposed terms and schedule; CME may not be able to achieve the expected synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the synergies and benefits than expected; the integration of the Parties’ operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. Copies of CME’s 10-K are available online at http://www.sec.gov or on request from the company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligation to disclose material information under the federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this communication.

Important Merger Information

The proposed acquisition of GFI by CME will be submitted to the stockholders of GFI for their consideration. In connection therewith, CME will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of GFI that also constitutes a prospectus of CME. CME and GFI also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ SUCH PROSPECTUS/PROXY STATEMENT AND ANY OTHER SUCH DOCUMENTS, WHEN AVAILABLE, WHICH WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the prospectus/proxy statement, as well as other filings containing information about the Parties without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the prospectus/proxy statement can also be obtained, without charge, once they are filed with the SEC, by directing a request to CME Group Inc., Attention: CME Shareholder Relations, 20 South Wacker Drive, Chicago, Illinois 60606, (312) 930-1000.

CME and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in CME’s proxy statement, dated April 3, 2014, for its 2014 annual meeting of stockholders. Additional information regarding the interests of potential participants will be included in the prospectus/proxy statement and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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